

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/329 /2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611



SUPPL

September 1, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Signing of Amendment Agreement to the Yadana Export Gas Sales Agreement

Reference is made to PTTEP International Limited or PTTEPI (a subsidiary of PTT Exploration and Production Public Company Limited or PTTEP), which has a 25.50% participation interest in the Yadana Project, located in the Gulf of Moattama, Myanmar. The other joint venture partners are Total E&P Myanmar, Unocal Myanmar Offshore Co., Ltd., and Myanmar Oil & Gas Enterprise (MOGE) which have 33.24%, 28.26%, and 15% participation interests respectively.

PTTEP wishes to announce that the joint venture partners (Sellers) and PTT Public Company Limited (PTT) (Buyer) signed the Amendment Agreement to the Export Gas Sales Agreement (EGSA) of the Yadana Project to increase the Daily Contractual Quantity (DCQ) from 525 million standard cubic feet per day (MMSCFD) to 565 MMSCFD (an average increase of 40 MMSCFD), effective from September 1, 2006.

Yours sincerely,

Maroot Mrigadat

President

PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900, THAILAND Tel.: 66 (0) 2537-4000 Fax: 66 (0) 2537-4444 http://www.pttep.com